Disclosure Statement Pursuant to the Pink Basic Disclosure Guidelines

Sixty Six Oilfield Services, Inc.
1248 Fern Forest Run
Oviedo, FL 32765

Website - none
SIC Code - 64209

Annual Report

For the period ending December 31, 2023 **(the "Reporting Period")**

Outstanding Shares

The number of shares outstanding of our Common Stock was:

1,398,812,000 as of **December 31, 2023**

699,991,000 as of **December 31, 2022**

Shell Status

Indicate by check mark whether the company is a shell company (as defined in Rule 405 of the Securities Act of 1933, Rule 12b-2 of the Exchange Act of 1934 and Rule 15c2-11 of the Exchange Act of 1934):

Yes: ☐   No: ☒

Indicate by check mark whether the company's shell status has changed since the previous reporting period: Yes:

☐ No: ☒

Change in Control

Indicate by check mark whether a Change in Control[1] of the company has occurred over this reporting period:

Yes: ☐   No: ☒

1)   Name and address(es) of the issuer and its predecessors (if any)

Name changed to Progress Watch Corporation, Inc. from Travel Masters, on May 11, 1999.

Name changed to Mobile Broadcasting Holding, Inc. from Progress Watch Corporation on May 27, 2014.

Name changed to Medically Minded, Inc. from Mobile Broadcasting Holding, Inc. on December 31, 2015.

We engaged in a holding company reorganization with Medically Minded Holding Corp. in which Name changed to Medically Minded Holding Corp. from Medically Minded, Inc. on December 23, 2016.

Name changed to Sixty Six Oilfield Services, Inc. from Medically Minded Holding Corp. on March 30, 2017.

Name changed to Six Six Five Energy, Inc. from Sixty Six Oilfield Services, Inc. on September 21, 2018

Domiciled to Florida on December 13, 2019 with Articles of Incorporation that changed our name to Zimmerman BioPharma Holding, Inc.

We subsequently changed our name back to Sixty Six Oilfield Services, Inc.

Current State and Date of Incorporation or Registration: *Florida, 2021*
Standing in this jurisdiction: (e.g. active, default, inactive): *Active*

Prior Incorporation Information for the issuer and any predecessors during the past five years:

Originally incorporated in Nevada in 1994; Changed in 2021

Describe any trading suspension orders issued by the SEC concerning the issuer or its predecessors since inception:

None

List any stock split, stock dividend, recapitalization, merger, acquisition, spin-off, or reorganization either currently anticipated or that occurred within the past 12 months:

None

The address(es) of the issuer's principal executive office:

1248 Fern Forest Run
Oviedo, FL 32765

The address(es) of the issuer's principal place of business:
☒ *Check if principal executive office and principal place of business are the same address:*

Has the issuer or any of its predecessors been in bankruptcy, receivership, or any similar proceeding in the past five years?

No: ☒   Yes: ☐   If Yes, provide additional details below:

2) Security Information

<u>*Transfer Agent*</u>

Name: Pacific Stock Transfer
Company Phone: 702-361-3033
Email: luke@pacificstocktransfer.com>
Address: 6725 Via Austi Pkwy., Ste. 300, Las Vegas, NV 89119

<u>*Publicly Quoted or Traded Securities:*</u>

Trading symbol:	SSOF	
Exact title and class of securities outstanding:	Common	
CUSIP:	83012L 105	
Par or stated value:	.001	
Total shares authorized:	4,000,000,000	as of date: December 31, 2023
Total shares outstanding:	1,023,872,000	as of date: December 31, 2023
Total number of shareholders of record:	333	as of date: December 31, 2023

Other classes of authorized or outstanding equity securities:

Trading symbol:		
Exact title and class of securities outstanding:	SeriesA-1*	
CUSIP:		
Par or stated value:	.001	
Total shares authorized:	10,000,000	as of date: December 31, 2023
Total shares outstanding:	750,000	as of date: December 31, 2023
Total number of shareholders of record:	1	as of date: December 31, 2023

<u>*Security Description:*</u>

1. **For common equity, describe any dividend, voting and preemption rights.**

   Par $0.001 with a 1:1 voting right

2. **For preferred stock, describe the dividend, voting, conversion, and liquidation rights as well as redemption or sinking fund provisions.**

   The Series A-1 Preferred Stock has a right to vote 80% of all votes case and is convertible into 80% of common stock

3. **Describe any other material rights of common or preferred stockholders.**

   None

4. **Describe any material modifications to rights of holders of the company's securities that have occurred over the reporting period covered by this report.**

   None

3)   Issuance History

A. Changes to the Number of Outstanding Shares

Indicate by check mark whether there were any changes to the number of outstanding shares within the past two completed fiscal years:

No: ☐   Yes: ☒ (If yes, you must complete the table below)

Shares Outstanding as of Second Most Recent Fiscal Year End: Opening Balance Date: 12/31/21 Common 721,491,000 Preferred: 750,000	*Right-click the rows below and select "Insert" to add rows as needed.							
Date of Transaction	Transaction type (e.g., new issuance, cancellation, shares returned to treasury)	Number of Shares Issued (or cancelled)	Class of Securities	Value of shares issued ($/per share) at Issuance	Were the shares issued at a discount to market price at the time of issuance? (Yes/No)	Individual/ Entity Shares were issued to. *You must disclose the control person(s) for any entities listed.	Reason for share issuance (e.g. for cash or debt conversion) - OR- Nature of Services Provided	Restricted or Unrestricted as of this filing.	Exemption or Registration Type.
06/22/23	New Issuance	60,000,000	Common		No	Binions Game,LLC (Iris Portillo Rodriguez)		Restricted	144
06/27/23	New Issuance	70,000,000	Common	.001	No	Harry Timmons		Restricted	144
06/27/23	New Issuance	23,821,000	Common	.001	No	Manel Mele Garces c/o Pere El Gran		Restricted	144
7/31/23	New Issuance	50,000,000	Common	.001	No	Kenneth Bland		Restricted	144
8/04/23	New Issuance	50,000,000	Common	.001	No	Kyle Atkinson			
8/09/23	New Issuance	70,000,000	Common	.001	No	Meihua (Robert) Xu		Restricted	144
	New Issuance	375,000,000	Common			Reg A adjustment			
Shares Outstanding on Date of This Report: Ending Balance: 12/31/23 Common 1,398,812,000 Preferred: 750,000								

The Series A-1 Preferred Stock has a right to vote 80% of all votes case and is convertible into 80% of common stock

B. Promissory and Convertible Notes

Indicate by check mark whether there are any outstanding promissory, convertible notes, convertible debentures, or any other debt instruments that may be converted into a class of the issuer's equity securities:

No: ☒   Yes: ☐ (If yes, you must complete the table below)

Date of Note Issuance	Outstanding Balance ($)	Principal Amount at Issuance ($)	Interest Accrued ($)	Maturity Date	Conversion Terms (e.g. pricing mechanism for determining conversion of instrument to shares)	Name of Noteholder. *You must disclose the control person(s) for any entities listed.	Reason for Issuance (e.g. Loan, Services, etc.)

4)   Issuer's Business, Products and Services

The purpose of this section is to provide a clear description of the issuer's current operations.
(Please ensure that these descriptions are updated on the Company's Profile on www.otcmarkets.com).

A. Summarize the issuer's business operations (If the issuer does not have current operations, state "no operations")

No curent operations – On September 26, 2022 company filed Reg-A and on December 8, 2022 SSOF acquired Sustainable Water Solutions

B. List any subsidiaries, parent company, or affiliated companies.

None

C. Describe the issuers' principal products or services.

Sixty Six Oilfield Services, Inc. is an Energy and Resource holding company, on December 8, 2022 SSOF acquired Sustainable Water Solutions

5)   Issuer's Facilities

If the issuer leases any assets, properties or facilities, clearly describe them as above and the terms of their

leases. *None Required at this time*

6)   Officers, Directors, and Control Persons

Using the table below, please provide information, as of the period end date of this report, regarding any officers, or

directors of the company, individuals or entities controlling more that 5% of any class of the issuers securities, or any person that performs a similar function, regardless of the number of shares they own. **If any insiders listed are corporate shareholders or entities, provide the name and address of the person(s) beneficially owning or controlling such corporate shareholders, or the name and contact information (City, State) of an individual representing the corporation or entity in the note section.**

Include Company Insiders who own any outstanding units or shares of any class of any equity security of the issuer.

The goal of this section is to provide an investor with a clear understanding of the identity of all the persons or entities that are involved in managing, controlling or advising the operations, business development and disclosure of the issuer, as well as the identity of any significant or beneficial shareholders.

Names of All Officers, Directors and Control Persons	Affiliation with Company (e.g. Officer Title /Director/Owner of more than 5%)	Residential Address (City / State Only)	Number of shares owned	Share type/class	Ownership Percentage of Class Outstanding	Names of control person(s) if a corporate entity
Daniel Sobolewski	Officer	Oviedo, FL 32765				
Don Keer	5%	Edison, NJ	1,050,000	Series A-1*	100%	

A. Describe briefly any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the issuer or any of its subsidiaries is a party or of which any of their property is the subject. Include the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceeding and the relief sought. Include similar information as to any such proceedings known to be contemplated by governmental authorities.

None

7) Legal/Disciplinary History

A.   Identify and provide a brief explanation as to whether any of the persons or entities listed above in Section 6 have, in the _____ past 10 years:

1. Been the subject of an indictment or conviction in a criminal proceeding or plea agreement or named as a defendant in a pending criminal proceeding (excluding minor traffic violations);

None

2. Been the subject of the entry of an order, judgment, or decree, not subsequently reversed, suspended or vacated, by a court of competent jurisdiction that permanently or temporarily enjoined, barred, suspended or otherwise limited such person's involvement in any type of business, securities, commodities, financial- or investment-related, insurance or banking activities;

None

3. Been the subject of a finding, disciplinary order or judgment by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission, the Commodity Futures Trading Commission, a state securities regulator of a violation of federal or state securities or commodities law, or a foreign regulatory body or court, which finding or judgment has not been reversed, suspended, or vacated;

None

4. Named as a defendant or a respondent in a regulatory complaint or proceeding that could result in a "yes" answer to part 3 above; or

None

5. Been the subject of an order by a self-regulatory organization that permanently or temporarily barred, suspended, or otherwise limited such person's involvement in any type of business or securities activities.

None

6. Been the subject of a U.S Postal Service false representation order, or a temporary restraining order, or preliminary injunction with respect to conduct alleged to have violated the false representation statute that applies to U.S mail.

None

B. Describe briefly any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the issuer or any of its subsidiaries is a party to or of which any of their property is the subject. Include the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceeding and the relief sought. Include similar information as to any such proceedings known to be contemplated by governmental authorities.

None

8) Third Party Service Providers

Securities Counsel (must include Counsel preparing Attorney Letters).

Name:	Martin Prego
Firm:	Prego Law Group, PLLC
Address	11098 Biscayne Blvd, Ste 100-A, N. Miami, FL 33161
Phone:	(305) 498-6114
Email:	mprego@pregolawgroup.com

Accountant or Auditor

Name:	Tyrus C Young
Firm:	Factsco, LLC
Address 1:	1771 Holly Springs Rd NE
Address 2:	Marietta, GA 30062
Phone:	727–470-08684
Email:	factsco@gmail.com

Investor Relations

Name:	_____
Firm:	_____

Address 1: _____
Address 2: _____
Phone: _____
Email: _____

Other Service Providers

None

9) Financial Statements

A. This Disclosure Statement was prepared by (name of individual):

Name: Tyrus C Young
Title: **Consultant**
Relationship to Issuer: **Consultant**

B. The following financial statements were prepared in accordance with:

a. IFRS
☒ U.S. GAAP

C. The following financial statements were prepared by (name of

individual)[2]: Name: Tyrus C Young
Title: **Consultant**
Relationship to Issuer: **Consultant**
Describe the qualifications of the person or persons who prepared the financial statements:

40+ years as CPA and/or Consultant; 17 years preparing public financial records

The following financial statements are presented as part of the Disclosure Statement.

a. Balance Sheet; as of December 31, 2023 and December 31, 2022
b. Statement of Income; For the years ended December 31, 2023 and 2022
c. Statement of Cash Flows; For the years ended December 31, 2023 and 2022
d. Statement of Changes in Stockholders' Equity; For the period December 31, 2021 through December 31, 2023
e. Notes the Financial Statements

10) Issuer Certification

Principal Executive Officer:

I, Daniel Sobolewski certify that:

1. I have reviewed this Annual Disclosure Statement for Sixty Six Oilfield Services, Inc.;

2. Based on my knowledge, this disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the

circumstances under which such statements were made, not misleading with respect to the period covered by this disclosure statement; and

3. Based on my knowledge, the financial statements, and other financial information included or incorporated by reference in this disclosure statement, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this disclosure statement.

May 11, 2024   /s/ Daniel Sobolewski
                                                                     Daniel Sobolewski, CEO

Principal Financial Officer:

I, Daniel Sobolewski certify that:

1. I have reviewed this Annual Disclosure Statement for Sixty Six Oilfield Services, Inc.;

2. Based on my knowledge, this disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this disclosure statement; and

3. Based on my knowledge, the financial statements, and other financial information included or incorporated by reference in this disclosure statement, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this disclosure statement.

May 11, 2024   /s/ Daniel Sobolewski

SIXTY SIX OILFIELD SERVICES, INC
Balance Sheet

ASSETS

	December 31, 2023 (Unaudited)	December 31, 2022 (Unaudited)
Other assets		
Earnest Money - Altair Partners	0	100,000
Total Other Assets	0	100,000
Total Assets	$ 0	$ 100,000

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2023 (Unaudited)	December 31, 2022 (Unaudited)
Current liabilities		
Accrued liabilities	$ 18,009	$ 3,659
L/P - Boutillier	90,624	90,624
Liabilities eliminated in 2023	0	1,624,846
Total current liabilities	108,633	1,719,129
Long Term Liabilities		
Contingent liability	643,144	0
Total liabilities	751,777	1,719,129
Stockholders' equity (deficit)		
Preferred Stock, $0.001 par value, 750,000 shares authorized; 750,000 shares outstanding at December 31, 2023 and December 31, 2022, respectively	750	1,000
Common stock, $0.0001 par value; 2,380,000,000 shares authorized, 1,398,812,000 and 699,991,000 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	1,398,812	721,491
Additonal Paid in Capital	0	0
Accumulated deficit	(2,151,339)	(2,341,620)
Total stockholders' (deficit)	(751,777)	(1,619,129)
Total Liabilities and Stockholders' Equity	$ 0	$ 100,000

The Notes to the Financial Statements are an integral part of these financial statements

SIXTY SIX OILFIELD SERVICES, INC
Statements of Income

| | For the Years Ended December 31, | |
	2023 (Unaudited)	2022 (Unaudited)
Sales Revenues	$ 0	$ 0
Cost of Goods Sold	0	0
Gross Profit	0	0
Operating Expenses	198,171	427,759
Net Operating Income	(198,171)	(427,759)
Other Income (Expense)		
Debt Forgiveness	0	470,000
Interest expense	(36,288)	0
Total Other Income (Expense)	(36,288)	470,000
NET INCOME	$ (234,459)	$ 42,241

The Notes to the Financial Statements are an integral part of these financial statements

SIXTY SIX OILFIELD SERVICES, INC.
Statements of Cash Flows

	For the YearsEnded December 31,	
	2023	2022
	(Unaudited)	(Unaudited)
Cash flows from operations		
Net (loss)	$ (234,459)	$ 42,241
Stock issued for services	50,000	0
Adjustments necessaary to reconcile		
operations to net cash provided (used)		
Accounts Payable		(8,152)
Accrued Expenses	14,350	409,100
Judgement liability		(605,000)
Interest accrued on Judgemet	36,288	
Other loans	0	161,811
Net cash provided (used) by		
operating activities	(133,821)	0
Cash flows from investing activities	0	0
Cash flows from financing activities		
Avances by Shareholders/Officers	0	0
Proceeds from sale of stock	133,821	0
Net cash provided (used) by		
financing activities	133,821	0
Net Increase (Decrease) in cash	0	0
Cash, Beginning of Period	0	0
Cash, End of Period	$ 0	$ 0

The Notes to the Financial Statements are an integral part of these financial statements

SIXTY SIX OILFIELD SERVICES, INC

Statement of Changes in Shareholder Equity

For the Period December 31, 2021 through December 30, 2023

	Common Stock		Preferred Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Par Value	Shares	Par Value			
Balance - December 31, 2020	699,991,000 $	699,991	750,000 $	750 $	0 $	(1,314,000) $	(605,000)
Net Profit (Loss)	21,500,000	21,500	250,050	250	0	(1,077,920)	(1,056,170)
Balance - December 31, 2021	721,491,000 $	721,491	1,000,050 $	1,000 $	0 $	(2,391,920) $	(1,661,170)
Prior Period Correction						8,059	8,059
Net Profit (Loss)					0	42,241	42,241
Balance - December 31, 2022	721,491,000 $	721,491	1,000,050 $	1,000 $	0 $	(2,341,620) $	(1,610,870)
Reversal - Shares not issued	(21,500,000)	(21,500)	(250,050)	(250)			(21,750)
Prior Period Adjustments							
Judgement (Aug 2020) adjustment						(114,668)	(114,668)
Reverse Loan Forgiveness						(470,000)	(470,000)
Correction of 2021 loss						979,344	979,344
Correction of 2022 loss						350,000	350,000
Interest increase on Judgement						(42,487)	(42,487)
Eliminatioin of Accrued Expenses not due						(277,449)	(277,449)
Issuance of Common Stock	323,821,000	323,821					323,821
To blanance to Transfer Agent	375,000,000	375,000					375,000
Net Profit (Loss)						(234,459)	(234,459)
Balance -December 31, 2023	1,398,812,000 $	1,398,812	750,000 $	750 $	0 $	(2,151,339) $	(743,518)

The Notes to the Financial Statements are an integral part of these financial statements

SIXTY SIX OILFIELD SERVICES, INC.
NOTES TO THE FINANCIAL STATEMENTS
(UNAUDITED)
Period Ended December 31, 2023

Note 1 - SUMMARY DESCRIPTION OF BUSINESS

General Development and Narrative Description of Business

As used herein, the "Company" refers to Sixty Six Oilfield Services, Inc. a holding company. Historically, the company has operated under the following names:

Travel Masters until May 11, 1999
Progress Watch Corporation, Inc. effective May 11, 2014
Mobile Broadcasting Holding, Inc. effective December 31, 2015
Medically Minded Holding Corp effective December 23, 2016
Sixty Six Oilfield Services, Inc. effective March 30, 2017.
Six Six Five Energy, Inc. effective September 21, 2018

Re-domiciled to Florida on December 13, 2019 with Articles of Incorporation that changing the name to Zimmerman BioPharma Holding, Inc.; which was then amended back to Sixty Six Oilfield Services, Inc.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
Revenues are generally recognized when the products are shipped to the customers.

Inventories
Inventories are measured at the lower of cost and net realizable value. The cost of inventory is based on the weighted average principle for finished goods and on the standard cost principle for raw materials and work-in-progress for inventories that are manufactured. Cost includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.

Cash and Cash Equivalents –
All highly liquid investments with original maturities of nine months or less are classified as cash and cash equivalents. The fair value of cash and cash equivalents approximates the amounts shown on the financial statements.

Use of Estimates –
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements

and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are used in, but not limited to, certain receivables and accounts payable and the provision for uncertain liabilities. Actual results could differ materially from those estimates.

Income Taxes

The Company is subject to income taxes in the United States. Income tax expense (benefit) is provided for using the asset and liability method. Deferred income taxes are recognized at currently enacted tax rates for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial reporting purposes. Deferred taxes are provided for the undistributed earnings as if they were to be distributed. The tax rate for the period is affected by the estimated valuation allowance against the Company's deferred tax assets. The Company regularly reviews its deferred tax assets for recoverability taking into consideration such factors as recurring operating losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. The authoritative guidance issued by the FASB requires the Company to record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Based on the level of deferred tax assets as of December 31, 2023 the level of historical losses realized and the fact that the Company not filed any income tax returns until recently, the Company has determined that the uncertainty regarding the realization of these assets is sufficient to warrant the establishment of a full valuation allowance against the Company's net deferred tax assets.

Recently Adopted Accounting Standards

The Company has adopted all recently issued accounting pronouncements. The adoption of the accounting pronouncements, include those not yet effective, is not anticipated to have a material effect on the financial position or results of operation of the Company.

Note 3 - SHAREHOLDERS' EQUITY

At <u>December 31, 2023</u> the total number of shares of all classes of stock, which the Company shall have authority to issue is 710,050,000, consisting of 700,000,000 common shares and 10,050,000 preferred shares. The Company has designated 3,000,000 as Series A-1 Preferred Shares which has voting rights and is convertible into Common Stock equal to 80%of the total issued and outstanding common stock at the time of vote and conversion.

The Company has no stock-based compensation plans for employees and non-employee members of the Board of Directors.

Note 4 - COMMITMENTS AND CONTINGENCY

The Company has no commitments or contingencies.

Note 5 - LITIGATION

Judgement was entered against the Company in or about August 2020 for approximately $605,000, subject to increase for attorney's fees and pre and post judgment interest. This is recorded as Lawsuit expense on the income statement and lawsuit liability in liabilities on the balance sheet. This litigation was settled during Q1 2022.

Note 6 - CONTRACTUAL ARRANGEMENTS

The Company has no contractual arrangements.

Note 7 – GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Continued losses may adversely affect the liquidity of the Company in the future. In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to raise additional capital, obtain financing and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Management has taken the following steps to revise its operating and financial requirements, which it believes are sufficient to provide the Company with the ability to continue as a going concern.

Note 8 – SUBSEQUENT EVENTS

In accordance with FASB ASC Topic 855, Subsequent Events, the Company evaluates events and transactions that occur after the balance sheet date for potential recognition in the financial statements. The effects of all subsequent events that provide additional evidence of conditions that existed at the balance sheet date are recognized in the financial statements as of December 31, 2023.

In preparing these financial statements, the Company evaluated the events and transactions that occurred through the date these financial statements were issued. Nothing was noted that would require disclosure..